PACIFIC SOFTWARE, INC.

9905 Pin Oak Acres Way #622

Charlotte, NC 28277

October 8, 2021

VIA EDGAR

Attorney Janice Adeloye

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re:	Pacific Software, Inc.
Form 1-A: Request for Qualification
File No. 024-11671

Dear Ms. Adeloye:

Pacific Software, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Wednesday, October 13, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Michael Finkelstein
Michael Finkelstein
COO